Exhibit 99.1.0

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2009 and 2008

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2009 and 2008

TABLE OF CONTENTS

Page

Independent Auditors’ Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Changes in Partners’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to the Consolidated Financial Statements	8 - 20

Independent Auditors’ Report

To the Partners

Seadrift Coke, L.P. and Subsidiary

Port Lavaca, Texas

We have audited the accompanying consolidated balance sheets of Seadrift Coke, L.P. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in partners’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seadrift Coke, L.P. and Subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Alpern Rosenthal

Pittsburgh, Pennsylvania

March 15, 2010

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Balance Sheets

December 31	2009	2008

ASSETS

Current Assets
Cash and cash equivalents	$3,329	$354,000
Accounts receivable (includes related party accounts receivable of $3,686,063 in 2009 - Note 9)	14,253,160	26,838,531
Inventories - Note 2	15,970,063	21,626,725
Prepaid expenses and other current assets	470,554	541,249

Total Current Assets	30,697,106	49,360,505

Property, Plant and Equipment - Net of accumulated depreciation - Note 3	70,999,630	76,174,301

Other Assets - Note 4	217,387	362,958

Total Assets	$101,914,123	$125,897,764

LIABILITIES AND PARTNERS’ EQUITY

Current Liabilities
Current portion of long-term debt - Note 5	$12,039,578	$22,216
Line of credit - Note 5	2,985,928	—
Accounts payable	778,580	5,402,371
Accrued property taxes	1,180,580	1,093,805
Accrued vacation	466,833	619,670
Accrued expenses and other current liabilities	774,479	1,605,215

Total Current Liabilities	18,225,978	8,743,277

Long-term Liabilities
Line of credit - Note 5	—	31,343,470
Long-term debt - net of current portion - Note 5	172,464	—
Interest rate swap liability - Note 10	686,947	1,288,483
Commitments and contingent liabilities - Note 12	800,000	800,000
Other long-term liabilities	726,613	242,204

Total Liabilities	20,612,002	42,417,434

Partners’ Equity - Note 6
Partners’ capital	9,781,100	9,781,100
Retained earnings	71,521,021	73,699,230

Total Partners’ Equity	81,302,121	83,480,330

Total Liabilities and Partners’ Equity	$101,914,123	$125,897,764

The accompanying notes are an integral part of these consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Statements of Operations

For the Years Ended December 31	2009	2008

Net Sales
Net sales (Includes related party net sales of $7,003,489 in 2009 and $37,936,198 in 2008 - Note 9)	$74,309,395	$329,681,560

Net Sales	74,309,395	329,681,560

Cost of Sales (Includes related party cost of sales of $5,208,831 in 2009 and $26,614,198 in 2008 - Note 9)	55,631,682	269,061,424

Gross Profit	18,677,713	60,620,136

Operating Expenses	7,044,743	13,171,965

Income From Operations	11,632,970	47,448,171

Other (Income) Expenses
Loss on abandonment of machinery under construction - Note 3	11,640,190	—
Interest expense - net	1,955,591	1,198,983
Fair value adjustment - interest rate swap - Note 10	(601,536)	1,288,483

Total Other Expenses	12,994,245	2,487,466

Net Income (Loss)	$(1,361,275)	$44,960,705

The accompanying notes are an integral part of these consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Statements of Changes in Partners’ Equity

For the Years Ended December 31, 2009 and 2008

	Partners’ Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total

Balance - January 1, 2008	$9,780,100	$46,731,681	$(662,100)		$55,849,681

Partner distributions	—	(18,065,156)	—		(18,065,156)

Partner units issued for services - Note 6	1,000	72,000	—		73,000

Comprehensive income
Amount reclassified to income - unrealized loss on interest rate swap - Note 10	—	—	662,100	$662,100	662,100
Net income	—	44,960,705	—	44,960,705	44,960,705

Comprehensive income	—	—	—	$45,622,805

Balance - December 31, 2008	9,781,100	73,699,230	—		83,480,330

Partner distributions	—	(816,934)	—		(816,934)

Comprehensive loss
Net loss	—	(1,361,275)	—	$(1,361,275)	(1,361,275)

Comprehensive loss	—	—	—	$(1,361,275)

Balance - December 31, 2009	$9,781,100	$71,521,021	$—		$81,302,121

The accompanying notes are an integral part of these consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31	2009	2008

Cash Provided by (Used for) Operating Activities
Net income (loss)	$(1,361,275)	$44,960,705
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on abandonment of machinery under construction	11,640,190	—
Depreciation and amortization	4,167,896	3,522,274
LIFO inventory reserves	2,330,919	5,327,796
(Gains) losses on interest rate swap	(601,536)	1,288,483
Noncash line-of-credit fees	—	96,664
Partnership units issued for services	—	73,000
Changes in
Accounts receivable	12,585,371	(10,541,331)
Inventories	3,325,743	1,145,542
Accounts payable and accrued liabilities	(5,036,180)	(4,263,883)
Other assets	110,656	3,213,005

Net Cash Provided by Operating Activities	27,161,784	44,822,255

Cash Used for Investing Activities
Purchases of property, plant and equipment	(9,744,359)	(37,263,536)
Capitalized interest on machinery under construction	(305,141)	(1,107,439)

Net Cash Used for Investing Activities	(10,049,500)	(38,370,975)

Cash Provided by (Used for) Financing Activities
Net proceeds (payments) on line of credit	(28,357,542)	6,382,941
Proceeds from long-term debt	12,000,000	14,903,336
Payments on long-term debt	(31,731)	(16,536,861)
Loan acquisition fees	(256,748)	(89,691)
Partner distributions	(816,934)	(18,065,156)

Net Cash Used for Financing Activities	(17,462,955)	(13,405,431)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31	2009	2008

Decrease in Cash and Cash Equivalents	(350,671)	(6,954,151)

Cash and Cash Equivalents - Beginning of year	354,000	7,308,151

Cash and Cash Equivalents - End of year	$3,329	$354,000

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for interest	$1,878,410	$2,132,676

Supplemental Disclosures of Noncash Investing and Financing Activities

Capital lease obligation incurred for the acquisition of equipment	$221,557	$—

Proceeds from note payable - line of credit	$—	$24,750,000

Payment of note payable - bank	$—	$24,750,000

The accompanying notes are an integral part of these consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

A.	Organization and Basis of Consolidation

Seadrift Coke, L.P. and its wholly owned subsidiary, Seadrift Coke Export, Inc., a Delaware limited partnership (collectively, the Partnership), is primarily engaged in the manufacture and distribution of needle coke for sale to customers in the graphite electrode manufacturing industry. The Partnership’s principal operating location is in Port Lavaca, Texas. The Partnership sells to customers in North America, Europe and Asia.

The accompanying consolidated financial statements include the accounts of Seadrift Coke, L.P and its wholly owned subsidiary, Seadrift Coke Export, Inc., an Interest Charge Domestic International Sales Corporation (IC-DISC). All material intercompany balances and transactions have been eliminated in consolidation.

B.	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.	Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of less than three months as cash equivalents. All of the Partnership’s cash is maintained in one financial institution located in Texas.

D.	Accounts Receivable

Trade accounts receivable are stated at the amount expected to be collected from outstanding customer balances at year end. Based on management’s assessment of the credit history with the Partnership’s customers, it believes that realization losses on balances outstanding at year end will not be material. Accordingly, no allowance for doubtful accounts is deemed necessary.

Four customers accounted for approximately 80% of gross sales in 2009 and six customers accounted for approximately 80% of gross sales in 2008. Accounts receivable relating to these customers represented approximately 98% of total accounts receivable at December 31, 2009 and 65% at December 31, 2008.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 1 - Summary of Significant Accounting Policies (Continued)

D.	Accounts Receivable (Continued)

Sales to customers located in foreign countries were approximately 52% of 2009 total sales and 36% of 2008 total sales.

E.	Revenue Recognition

Sales and related costs of sales are generally recorded when goods are shipped and title, ownership and risk of loss have passed to the customer, all of which occurs upon shipment or delivery of the product based on applicable shipping terms. The shipping terms may vary depending on the nature of the customer, domestic or foreign, and the type of transportation used. Shipping and handling costs are recognized as a component of cost of sales.

F.	Taxes on Revenue Producing Transactions

Taxes assessed by governmental authorities on revenue producing transactions, including sales, excise and use taxes, are recorded on a net basis (excluded from revenue) in the consolidated statements of operations.

G.	Inventories

Inventories are stated at the lower of cost or market. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. For all of the Partnership’s inventory, except certain by-products and its supplies inventory, costs have been determined by the last-in, first-out (LIFO) method. The remainder of the Partnership’s inventory cost is determined using the first-in, first-out (FIFO) method.

H.	Property, Plant and Equipment

Property, plant and equipment are recorded at cost including expenditures for additions and major improvements. Maintenance and repairs which are not considered to extend the useful lives of assets are charged to operations as incurred. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in other (income) expenses for the year.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 1 - Summary of Significant Accounting Policies (Continued)

H.	Property, Plant and Equipment (Continued)

For financial reporting, depreciation of property, plant and equipment is computed using the straight-line method at rates calculated to amortize costs over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

Years

Buildings and leasehold improvements	5 - 25
Machinery and equipment	5 - 20
Computer software	5 - 10

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Partnership has determined there is no impairment at December 31, 2009 and 2008.

I.	Other Assets

Loan acquisition fees are capitalized and are being amortized on a straight-line basis over the term of the related debt (Note 4).

Non-compete and licensing agreements are being amortized on a straight-line basis over the term of the related agreements (Note 4).

J.	Derivative Financial Instruments

During 2009, the Partnership adopted new accounting standards which require additional disclosures about the Partnership’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedged item affect the consolidated financial statements.

The Partnership holds an interest rate swap for the purpose of managing risks related to the variability of future earnings and cash flows caused by changes in interest rates.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 1 - Summary of Significant Accounting Policies (Continued)

J.	Derivative Financial Instruments (Continued)

The Partnership accounts for its interest rate swap as either an asset or a liability and carries it at fair value. Derivatives that are not defined as hedges are adjusted to fair value through earnings. For derivative instruments that hedge the exposure to variability in expected future cash flows, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in partners’ equity and reclassified into earnings in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

Prior to 2008, the Partnership elected hedge accounting for its interest rate swap with the effective portion of the interest rate swap accounted for and reported as a component of accumulated other comprehensive income (loss).

During 2008, substantive amendments were made to the Partnership’s credit agreement and, as a result of the amendments, management did not redesignate hedge accounting for the related interest rate swap. Changes in fair value of the interest rate swap were recorded in the consolidated statements of operations in 2009 and 2008. Amounts previously accounted for in accumulated other comprehensive income (loss) prior to 2008 were reclassified to the 2008 statement of operations.

K.	Income Taxes

As a limited partnership, the Partnership is not subject to income taxes. The taxable income or loss of the Partnership is includible in the individual income tax returns of its partners based upon their percentage of ownership. The IC-DISC is not subject to Federal or state income taxes. Consequently, no provision for income taxes is provided in the accompanying consolidated financial statements.

The Partnership adopted the accounting standard for uncertain tax positions as of January 1, 2009. The standard requires a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority. The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a taxing authority. The adoption of this accounting standard did not have an effect on the Partnership’s consolidated financial statements.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 1 - Summary of Significant Accounting Policies (Continued)

L.	Stock-based Compensation

The Partnership has established employee unit award plans for certain employees of the Partnership. Under the plans, employees are either awarded units at the discretion of the Board of Directors or are granted options to purchase partnership units. The fair value of the units is determined using a market approach for transactions involving similar unit awards at the grant date. The Partnership recognizes the fair value of the unit award’s compensation expense on a straight-line basis over the employee’s requisite service period which is generally the vesting period.

M.	Planned Major Maintenance Expenses

The Partnership accounts for planned major maintenance activities by recognizing costs as incurred. The Partnership recognized approximately $14,500,000 in its consolidated statement of operations as a component of cost of sales in 2008. There were no planned major maintenance activities during 2009.

N.	Fair Value Measurements

The Partnership applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Partnership defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Partnership considers the principal or most advantageous market in which the Partnership would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Partnership applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 1 - Summary of Significant Accounting Policies (Continued)

N.	Fair Value Measurements (Continued)

•	Level 3 - Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

O.	Recently Issued Accounting Standards

On September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing generally accepted accounting principles in the United States of America. The Codification became effective for the Partnership at that date.

P.	Subsequent Events

Management evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through March 15, 2010, the day the consolidated financial statements were approved and authorized for issue.

Note 2 - Inventories

Inventories consisted of the following at December 31:

	2009	2008

Raw materials	$8,267,306	$18,632,045
Work-in-process	14,566,573	10,586,412
Finished goods	9,561,921	7,076,231
Supplies	3,295,018	2,721,873

	35,690,818	39,016,561
Less: Amount to reduce certain inventories to LIFO value	19,720,755	17,389,836

Total inventories	$15,970,063	$21,626,725

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Inventories (Continued)

The use of LIFO increased net loss by approximately $2,331,000 in 2009 and decreased net income by approximately $5,328,000 in 2008.

Approximately 88% and 91% of the Partnership’s inventories at December 31, 2009 and 2008 are costed at the lower of LIFO cost or market.

Note 3 - Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2009	2008

Land	$207,388	$207,388
Buildings and leasehold improvements	1,679,491	1,679,491
Machinery and equipment	57,186,408	43,750,904
Computer software	1,535,896	1,513,559
Machinery under construction	24,605,666	39,432,640

	85,214,849	86,583,982
Less: Accumulated depreciation	14,215,219	10,409,681

	$70,999,630	$76,174,301

During 2009, management chose to abandon two projects that were being constructed and classified as machinery under construction in 2008. The abandonment of machinery under construction resulted in a loss of approximately $11,640,000, included in other expenses.

Depreciation expense, included in cost of sales and operating expenses, amounted to approximately $3,806,000 for 2009 and $3,241,000 for 2008. Capitalized interest on machinery under construction amounted to approximately $305,000 in 2009 and $1,107,000 in 2008.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 4 - Other Assets

Other assets consisted of the following at December 31:

	2009	2008

Intangible assets	$129,617	$129,617
Loan acquisition fees	1,204,595	947,847
Other - non-amortizable	13,319	53,280

	1,347,531	1,130,744
Less: Accumulated amortization	1,130,144	767,786

	$217,387	$362,958

Intangible assets consist of non-compete, licensing agreements and other intangibles. Amortization expense of intangibles, included in operating expenses, amounted to approximately $26,000 in 2009 and 2008.

During 2009, the Partnership incurred approximately $137,000 of loan acquisition fees related to amending its credit agreement and $120,000 of fees related to the issuance of subordinated notes (Note 5). Amortization of loan acquisition fees, included in interest expense, amounted to approximately $336,000 in 2009 and $255,000 in 2008.

The estimated remaining amortization expense for intangible assets and loan acquisition fees subsequent to December 31, 2009 is approximately $204,000 for the year ending December 31, 2010.

Note 5 - Line of Credit and Long-term Debt

Line of Credit and Term Loan

The Partnership has a credit agreement (the agreement) with a bank which provides for a working capital revolving line of credit and a term loan. The agreement grants the bank a first lien security interest in substantially all of the Partnership’s assets.

The agreement provided for maximum borrowings on the line of credit of $25,000,000. On February 1, 2008, the agreement was amended to refinance the line of credit and term loan. As of February 1, 2008, the term loan had an outstanding balance of $24,750,000, which was paid off with proceeds from the line of credit. The amended agreement provided for maximum borrowings on the line of credit of $60,000,000 and a term loan in the amount of $15,000,000. The term loan was paid off on December 31, 2008.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 5 - Line of Credit and Long-term Debt (Continued)

Line of Credit and Term Loan (Continued)

On July 10, 2009, the agreement was amended in connection with the Partnership’s issuance of subordinated notes (see below). The amended agreement provides for maximum borrowings of $20,000,000 on a line of credit through June 30, 2010. Borrowings under the line of credit cannot exceed 85% of eligible accounts receivable and 65% of eligible inventory less reserves.

The Partnership has the option of selecting a base interest rate plus an applicable margin or the London Interbank Offered Rate (LIBOR) plus an applicable margin for the line of credit. The Partnership elected LIBOR which is  1/4% at December 31, 2009, plus the applicable margin of 4%.

The agreement provides for the issuance of letters of credit, which are not to exceed certain amounts as defined in the agreement. There are no letters of credit outstanding at December 31, 2009. The Partnership had $2,000,000 of letters of credit outstanding at December 31, 2008.

The Partnership must pay an unused line fee on each payment date at an annual rate of  1/8% on the daily average unused amount. The agreement contains various covenants which, among other things, require the Partnership to maintain minimum financial ratios including a fixed coverage ratio, debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio, and tangible net worth.

Long-term debt consisted of the following at December 31:

	2009	2008

Subordinated notes	$12,000,000	$—

Capital lease payable	212,042	22,216

	12,212,042	22,216
Less: Current portion	12,039,578	22,216

	$172,464	$—

Subordinated Notes

On July 2, 2009, the Partnership issued $12,000,000 of notes to three partners of the Partnership. The notes are subordinate to the line of credit. The proceeds from the notes were used to pay down the line of credit. The notes bear interest, which is payable quarterly, at 10% and are due upon demand subject to approval of the senior debt holder.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 5 - Line of Credit and Long-term Debt (Continued)

Capital Lease Payable

During 2009, the Partnership entered into an equipment lease agreement which is payable in monthly installments, including interest at 6 1/4%, through July 2014 and is collateralized by equipment with a net book value of approximately $218,000.

Approximate future maturities of long-term debt are as follows:

Year Ending December 31	Amount

2010	$40,000
2011	43,000
2012	45,000
2013	48,000
2014	36,000

$212,000

Note 6 - Partners’ Equity

Employee Unit Purchase Plan

During January 2006, the Partnership established an employee unit purchase plan (the Employee Plan) for certain employees, selected at the discretion of the Board of Directors. Under the terms of the Employee Plan, employees were granted options to purchase up to 3,000 limited partnership units at a price of $100 per unit, the estimated fair value of a unit at the grant date. The employees exercised their options and purchased 1,392 units before the partnership units expired on January 31, 2006.

The Employee Plan has a call option providing for the Partnership to acquire the outstanding units upon an employee’s termination. The Employee Plan also contains a put option that requires, at the discretion of the employee, at termination of employment for other than cause, the Partnership to purchase the units held by the employee. The call option and the put option provide for the purchase of each outstanding unit based on the unit’s fair value as determined by the Partnership.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 6 - Partners’ Equity (Continued)

Employee Equity Award Plan

During January 2007, the Partnership established an employee equity award plan (the Equity Plan). The Equity Plan awarded 160 partnership units to selected employees as compensation for services rendered. The employees were immediately vested in their awards. As a condition for receiving the awards, the employees entered into a non-compete agreement with the Partnership. The partnership units were valued by the Partnership at the grant date at $1,100 per unit using a market approach for transactions involving similar unit awards.

During July 2008, the Partnership issued an additional 10 units to an employee under the Equity Plan. The employee was immediately vested in the award. As a condition for receiving the award, the employee entered into a non-compete agreement with the Partnership. The partnership units were valued by the Partnership at the grant date at $7,300 per unit using a market approach for transactions involving similar unit awards.

The Equity Plan has a call option providing for the Partnership to acquire the outstanding units upon an employee’s termination. The Equity Plan also contains a put option that requires, at the discretion of the employee, at termination of employment for other than cause, the Partnership to purchase the units held by the employee. The call option and the put option provide for the purchase of each outstanding unit based on the unit’s fair value as determined by the Partnership.

There were no units issued during 2009.

Other

The Partnership has issued 18,500 units that provide for a put option that is exercisable beginning May 1, 2011. The put option provides for the purchase of each outstanding unit based on the unit’s fair value at the date of the put notice.

Note 7 - Retirement Plan

The Partnership maintains a defined contribution profit sharing plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees. The plan provides for employee elective contributions and Partnership matching contributions. On May 1, 2009, the plan was amended to allow the Partnership’s matching contribution to be a discretionary percentage, determined by the Partnership, of the participant’s elective deferrals. As of the amendment date, the Partnership suspended its matching contribution until further notice. Partnership matching contributions were approximately $247,000 for 2009 and $708,000 for 2008.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 8 - Profit Sharing Plan

On January 1, 2007, the Partnership established a bonus profit sharing plan. The Partnership is required to contribute to the profit sharing plan if various pre-established goals are achieved. There were no Partnership contributions relating to the bonus profit sharing plan for 2009. Partnership contributions relating to the bonus profit sharing plan were approximately $861,000 for 2008.

Note 9 - Related Party Transactions

The Partnership has sales to C/G Electrodes LLC (C/G), a related party through common ownership and control. Sales to C/G, excluding freight revenue, were approximately $7,003,000 in 2009 and $37,936,000 in 2008. Accounts receivable from C/G amounted to approximately $3,686,000 at December 31, 2009. There were no outstanding receivables from C/G at December 31, 2008.

Note 10 - Fair Value of Financial Instruments

The Partnership’s liability for its interest rate swap is measured at fair value on a recurring basis using Level 2 inputs at December 31, 2009 and 2008.

On May 1, 2007, the Partnership entered into an interest rate swap (the swap) with the intent of managing its cash flow exposure to fluctuations in the Partnership’s variable rate line of credit. The notional amount of the swap was $30,000,000 which is reduced by $1,500,000 at the end of each fiscal quarter. The swap provides for the Partnership to receive interest based on a variable LIBOR interest rate and pay interest at a fixed rate of 5.125%. The swap expires on May 1, 2012.

The fair value of the swap is determined on a recurring basis by using a discounted cash flow method using the applicable inputs from forward interest rate yield curves with the differential between the forward rate and the original stated interest rate of the swap discounted back from the settlement date of the swap contract to December 31, 2009 and 2008. The fair value of the swap liability amounted to approximately $687,000 as of December 31, 2009 and $1,288,000 as of December 31, 2008, and resulted in a gain of approximately $601,000 in 2009 and loss of approximately $626,000 in 2008. Changes in fair value of the swap previously accounted for in other comprehensive income (loss) prior to 2008 were reclassified in the 2008 consolidated statement of operations in other (income) expenses.

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the short-term maturity of those instruments.

The fair value of the Partnership’s debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Partnership for debt of the same remaining maturities. The carrying value of the Partnership’s debt approximates fair value.

SEADRIFT COKE, L.P. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

Note 11 - Major Suppliers

The Partnership purchased approximately 75% of its raw material inventory through two suppliers in 2009 and 80% through three suppliers in 2008. Management believes that there are alternative sources that could provide these raw materials on similar terms without any interruption in business operations.

Note 12 - Commitments and Contingent Liabilities

The operations of the Partnership generate both hazardous and non-hazardous wastes. The treatment, storage, transportation and disposals of these materials are subject to various local, state and Federal laws relating to the protection of the environment.

Environmental remediation expenses are accrued as period costs and included in results from operations when the Partnership’s liability is probable and costs are reasonably estimable.

During 2007, the Partnership identified contaminated soil within its production facility. The Partnership is currently in the process of investigating the impact of this contamination and is developing a remediation plan for the affected locations at the Partnership’s production facility. The Partnership has incurred costs of approximately $273,000 in 2009 and $408,000 in 2008, which are included in operating expenses, related to the investigation of the oil contamination. At this stage, the Partnership estimates the total costs of remediation to be approximately $1,000,000 to be incurred over a period of 10 years. The Partnership has discounted the estimated liability at 6 1/2% over the estimated period. The estimated liability is included in long-term liabilities in the consolidated balance sheets since management has estimated no substantial costs will be incurred during 2010.